Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings as defined:
Pre-tax income	64,964	25,603	82,487	63,487	53,717	123,157	85,570
Distributions from investees	1,629	3,279	5,152	4,251	19,169	9,322	12,212
Interest expense	51,791	83,434	146,787	147,084	132,538	93,939	72,572
(Income) loss in equity of affiliate	(2,194)	256	(4,103)	(22,925)	(29,764)	(19,966)	(23,963)
Interest portion of rental expense (1)	3,854	3,596	7,505	2,174	1,367	1,438	1,223
Total earnings	120,044	116,168	237,828	194,071	177,027	207,890	147,614
Fixed charges as defined:
Interest expense	51,791	83,434	146,787	147,084	132,538	93,939	72,572
Interest portion of rent expense (1)	3,854	3,596	7,505	2,174	1,367	1,438	1,223
Total fixed charges	55,645	87,030	154,292	149,258	133,905	95,377	73,795
Ratio of earnings to fixed charges	2.16	1.33	1.54	1.30	1.32	2.18	2.00

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(1) One third of rent expense is the portion deemed representative of the interest factor.